Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED JANUARY 16, 2024

TO THE PROSPECTUS DATED SEPTEMBER 28, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated September 28, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of February 1, 2024;
•
to disclose the calculation of our December 31, 2023 NAV per share for all share classes;
•
to provide an update on the status of our current public offering (the “Offering”); and
•
to announce the expansion of our board of directors and the appointment of two new directors.

February 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2024 (and repurchases as of January 31, 2024) is as follows:

Transaction Price (per share)
Class T	$24.7558
Class S	$24.7558
Class D	$24.7558
Class I	$24.7558

As of December 31, 2023, we had not sold any Class T, Class S or Class D shares. Until we sell shares of Class T, Class S and Class D common stock, the transaction price for these classes is based on NAV per share of our Class I shares as of December 31, 2023. We will separately compute the NAV per share of each one of these new classes once we have shares of that class outstanding. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

December 31, 2023 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.ipcaltreit.com and is made available on our toll-free, automated telephone line at 866-MY-Inland (866-694-6526). Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for a discussion of how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Transactions or events have occurred since December 31, 2023 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2023 along with the immediately preceding month.

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company's common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of December 31, 2023 (dollars and shares/units in thousands):

Components of NAV	As of December 31, 2023
Investments in real estate	$365,190
Cash and cash equivalents	6,695
Restricted cash	270
Other assets	16,042
Debt	(237,887)
Other liabilities	(5,700)
Net asset value	$144,610
Total shares/units outstanding	5,860

The following table sets forth our NAV and NAV per share/unit by class as of December 31, 2023 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A Units	Total
Net asset value	$2,688	$141,922	$144,610
Number of outstanding shares/units	108	5,752	5,860
NAV per share/unit as of December 31, 2023	$24.7558	$24.6751

Set forth below are the weighted averages of the key assumptions used by our independent valuation advisor in the discounted cash flow analysis used for the December 31, 2023 valuations, based on property type:

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.50%	6.34%
Education	8.50%	6.75%

A change in these key assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property investment values:

Property Type	Hypothetical Change	Healthcare	Education
Discount rate (weighted average)	0.25% decrease	1.84%	1.83%
	0.25% increase	(1.78)%	(1.83)%
Exit capitalization rate (weighted average)	0.25% decrease	2.26%	2.06%
	0.25% increase	(2.10)%	(1.83)%

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company’s common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of November 30, 2023 (dollars and shares/units in thousands):

Components of NAV	As of November 30, 2023
Investments in real estate	$364,500
Cash and cash equivalents	5,452
Restricted cash	261
Other assets	18,067
Debt	(237,797)
Other liabilities	(6,576)
Net asset value	$143,907
Total shares/units outstanding	5,761

The following table sets forth our NAV and NAV per share/unit by class as of November 30, 2023 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A Units	Total
Net asset value	$222	$143,685	$143,907
Number of outstanding shares/units	9	5,752	5,761
NAV per share/unit as of November 30, 2023	$24.8915	$24.9781

Status of our Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering 109,613 shares of our common stock (consisting of 1,979 Class D Shares and 107,634 Class I Shares) in the primary offering for total proceeds of $2.75 million. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Management

Board of Directors

The following disclosure updates the section of the Prospectus titled “Management — Board of Directors,” “Management — Compensation of Directors” and “Management — Limited Liability and Indemnification of Directors, Officers, our Advisor and Other Agents” and all similar disclosure in the Prospectus:

On January 11, 2024, our board of directors expanded the size of the board from three to five directors, and appointed Anthony Chereso and Daniel Rigby as members of the board of directors to fill the vacancies resulting from such increase in number of directors. Messrs. Chereso and Rigby will serve on the board of directors until their respective successors are duly elected and qualify. Our board and the nominating and corporate governance committee affirmatively determined that Mr. Rigby has no direct or indirect material relationship with the Company, meets all of the bright-line independence tests set forth under Section 303A.02 of the New York Stock Exchange Listed Company Manual, meets the independence criteria set forth in Rule 10A-3 under the Exchange Act, and meets the definition of an independent director within our charter.

Mr. Rigby, like our other independent directors, will participate in our compensation program for independent directors. Additionally, in connection with their appointment as directors, each of Mr. Chereso and Mr. Rigby entered into an indemnification agreement with us, effective as of January 11, 2024, consistent with the form of indemnification agreement which is entered into between each director and executive officer of the Company.

Directors and Executive Officers

The following disclosure updates the section of the Prospectus titled “Management — Directors and Executive Officers” and all similar disclosure in the Prospectus:

Name	Age*	Position*
Daniel Rigby	62	Independent Director
Anthony Chereso	61	Director

*As of January 15, 2024

Daniel Rigby has served as one of our independent directors since January 2024. Mr. Rigby has served as the Owner and President of Fox Title Company since October 2010, where he is responsible for all operations of the organization. Since December 2020, Mr. Rigby has also served as a Partner of Knight Rigby, LLC, an employee benefit and government grant consulting company. Prior to his current roles, Mr. Rigby acted as President and Founder of Human Resource Management Systems (“HRMS”) from 1989 through 2012 when HRMS was acquired by Arthur J. Gallagher & Co. Following the acquisition, Mr. Rigby served as a Area Senior Vice President of Arthur J. Gallagher & Co. through March 2020. In addition to his current roles, Mr. Rigby is past Chair and currently serves on the board of Benedictine University, a position he has held since 2001. We believe that Mr. Rigby’s commercial real estate expertise and mission-driven dedication make him well qualified to serve as a member of our board of directors.

Anthony Chereso has served as one of our directors since January 2024. Mr. Chereso also serves on the Board of Managers of our Advisor. Mr. Chereso also serves as the Chief Financial Officer of The Inland Real Estate Group, LLC. He joined Inland in July 2022 with more than 30 years of experience in finance, tax, audit, commercial real estate, capital markets and the alternative investment industry. Prior to joining Inland, from 2015 to July 2022, Mr. Chereso worked as President and Chief Executive Officer of the

Institute for Portfolio Alternatives, the foremost alternative investment trade association. Previously, he was President and Chief Executive Officer of FactRight, a leading third-party independent securities due diligence and research firm and has held roles in capital markets at various real estate investment companies. Additionally, he worked in corporate finance, tax, and audit with Verizon Communications (formerly GTE) for more than 18 years. Mr. Chereso is a graduate of the DePaul University School of Business. We believe that Mr. Chereso’s extensive experience in the alternative investment industry and natural leadership ability make him well qualified to serve as a member of our board of directors.

Committees of the Board of Directors

The following disclosure updates the section of the Prospectus titled “Management — Committees of the Board of Directors” and all similar disclosure in the Prospectus:

On January 11, 2024, our board of directors appointed Mr. Rigby as the chairman of the nominating and corporate governance committee, as a member of the affiliate transaction committee and as a member of the audit committee.